Exhibit 99.2

Douglas D. McKenney, CFA, CFE
Listing Qualifications	805 King Farm Blvd.
The Nasdaq Stock Market, Inc.	Rockville, MD 20850 / USA
301-978-8011	business.nasdaq.com

By Electronic Delivery to:

Richard Wu richardwu@ihangmei.com

Xinqiang Tang tangxinqiang@ihangmei.com

Wenjun Liu liuwenjun1@ihangmei.com

Haiping Li Haiping.Li@skadden.com

William Zhu William.Zhu@skadden.com

Weiwei Chen weiwei.chen@skadden.com

May 18, 2017

Richard Wu

Chief Financial Officer

15/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

Re:	AirMedia Group, Inc. (the “Company”)

Nasdaq Symbol: AMCN

Dear Mr. Wu:

I am following up on a recent telephone conversation with Weiwei Chen of Skadden Arps, in which I explained that since your Company has not yet filed its Form 20-F for the period ended December 31, 2016 (the “Filing”), it no longer complies with our Listing Rules (the “Rules”) for continued listing.1 Under our Rules the Company now has 60 calendar days to submit a plan to regain compliance and if we accept your plan, we can grant an exception of up to 180 calendar days from the Filing’s due date, or until November 14, 2017, to regain compliance. Your plan should be as definitive as possible, addressing any issues that you believe would support your request for an exception. The fee for the compliance plan review is $5,000.2 Please submit your non-refundable Compliance Plan Review fee in accordance with the instructions provided on the attached “Check Payment Form”.

In determining whether to accept your plan, we will consider such things as the likelihood that the Filing, along with any subsequent periodic filing that will be due, can be made within the 180 day period, the Company’s past compliance history, the reasons for the late Filing, other corporate events that may occur within our review period, the Company’s overall financial condition and its public disclosures. Please note that any subsequent periodic filing that is due within the 180 day exception period must be filed no later than the end of the period. Therefore, it would be helpful if your plan addresses each of these points. 3

[1]	Listing Rule 5250(c)(1). For online access to all Nasdaq Rules, please see “Nasdaq Online Resources,” included with this letter.
[2]	Listing Rule 5810(c)(2).
[3]	For additional information with respect to compliance plans please see attached “Nasdaq Online Resources” when preparing your plan of compliance. This attachment includes links to the Frequently Asked Questions section relating to continued listing.

Please email your plan and the copy of the Check Payment Form or wire confirmation to me at Douglas.McKenney@nasdaq.com no later than July 17, 2017. After we review the plan, I will contact you if we have any questions or comments and will provide you written notice of our decision. If we do not accept your plan, you will have the opportunity to appeal that decision to a Hearings Panel.4

Our Rules require that the Company, as promptly as possible, but no later than four business days from the receipt of this letter, make a public announcement by issuing a press release disclosing receipt of this letter. The announcement must include the continued listing criteria that the Company does not meet, and a description of each specific basis and concern identified by Nasdaq in reaching the determination.5 The Company must also submit the announcement to Nasdaq’s MarketWatch Department.6 If the public announcement is made between the hours of 7:00 AM and 8:00 PM Eastern Time, the Company must submit the announcement to Nasdaq’s MarketWatch Department at least ten minutes prior its public release. If the public announcement is made outside of these hours, the Company must submit the announcement prior to 6:50 A.M. Eastern Time. Please note that if you do not make the required announcement trading in your securities will be halted.7

In addition, Nasdaq makes available to investors a list of all non-compliant companies, which is posted on our website at listingcenter.nasdaq.com. The Company will be included in this list beginning five business days from the date of this letter. As part of this process, an indicator reflecting the Company’s non-compliance will be broadcast over Nasdaq’s market data dissemination network and will also be made available to third party market data providers.

Finally, even though the Company has not filed its periodic report it is still required to provide us with the number of shares issued and outstanding at the end of each quarter. We would appreciate receiving this information electronically via the “Shares Outstanding Change Form,” which can be completed electronically through the NASDAQ Listing Center located at listingcenter.nasdaq.com. In order to complete the Form, you will need to log in to the Listing Center or create an account, if you do not already have one. Once you are logged in, you will need to enter your CUSIP number to complete your submission. This form should be submitted electronically to us no later than seven days from receipt of this letter. If necessary, the Company may provide us with an estimated number.

If you have any questions concerning the issues discussed above, please feel free to contact me at (301) 978-8011 or (202) 731-5599.

Sincerely,

Enclosures

[4]	See Listing Rule 5815(a).
[5]	Listing Rule 5810(b). See FAQ #428 available on the Nasdaq Listing Center.
[6]	The notice must be submitted to Nasdaq’s MarketWatch Department through the Electronic Disclosure submission system available at nasdaq.net/ED/IssuerEntry.
[7]	Listing IM-5810-1.

NASDAQ ONLINE RESOURCES

All of our listing information and forms are available electronically on the Listing Center. In addition to facilitating electronic submission of forms, you can also use the Listing Center to access Nasdaq’s Reference Library containing hundreds of frequently asked questions and Governance Clearinghouse containing the latest updates on corporate governance and listing standards.

To help you navigate the deficiency process, we have provided links to some our most viewed resource materials.

•	Board Composition and Committee Requirements

•	Governance Clearinghouse

•	Hearings Process

•	How to Transfer to Nasdaq Capital Market

•	Information about Application of Shareholder Approval Rules

•	Initial Listing Process

•	Listing Fees

•	Listing of Additional Shares Process

•	MarketWatch Electronic Disclosure Submissions

•	Nasdaq Listing Rules: Initial and Continued Listing

•	Reference Library: Frequently Asked Questions, Staff Interpretations and Listing Council Decisions

Check Payment Form

If paying by check, please complete this form and include it along with your payment. If paying by wire, please click here for instructions.

All checks should be made payable to the NASDAQ Stock Market LLC at the following address:

For payments sent by regular mail:	For payments sent by overnight mail:
The NASDAQ Stock Market LLC	The NASDAQ Stock Market LLC
c/o Wells Fargo Bank, N.A.	c/o Wells Fargo Bank, N.A.
Lockbox 90200	Lockbox 90200
PO Box 780200	401 Market Street
Philadelphia, PA 19178-0200	Philadelphia, PA 19106

COMPANY NAME	SYMBOL

ADDRESS

ADDRESS

REMITTER NAME (if different than Company Name)

AMOUNT	CHECK NO

PLEASE INDICATE REASON FOR PAYMENT BY CHECKING ONE OF THE FOLLOWING BOXES:

•	Compliance Plan Review: There is a $5,000 fee in connection with the review of a compliance plan.

•	Transfer Application: The fee for companies transferring from the Global or Global Select Market to the Capital Market is $5,000.

•	New Company Application and Entry: The application fee is $25,000 for the Global or Global Select Market, $5,000 for the Capital Market, and $1,000 for companies applying to list Closed End Funds, Exchange Traded Funds, Index Fund Shares or other structured products. The remainder of the entry fee is due prior to the first day of trading.

•	Interpretation Request: The fee in connection with such a request is $5,000 for a regular request, where a company generally requires a response within four weeks, and $15,000 for an expedited request, where a company requires a response in more than one week but less than four weeks.

•	Hearing or Appeal Request: The fee in connection with a hearing or an appeal of a Hearing Panel decision to the NASDAQ Listing and Hearing Review Council is $10,000.

•	Substitution Listings and Changes in the Company Record: The fee in connection with a change in the company record is $7,500; the fee in connection with a substitution listing is $15,000. These changes are report using the Company Event Form.

•	SPAC Substitution Listing Fee: There is a $15,000 substitution listing fee in connection with a SPAC that completes a business combination.